UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                Amendment No. 2*

                      BioForce Nanosciences Holdings, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    09064C107
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                                 (CUSIP Number)

                     Olivier Lecler, Chief Executive Officer
         Societe Generale Asset Management Alternative Investments, S.A.
                            170, Place Henri Regnault
                         92043 La Defense, Paris, France
                                +33 1 56 3780 00
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 21, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064C107
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1     NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Societe Generale Asset Management Alternative Investments, S.A.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (See Instructions)                                                 (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
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               7     SOLE VOTING POWER

                     9,690,892
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,690,892
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,690,892
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.3%
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14    TYPE OF REPORTING PERSON (See Instructions)

      OO
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

CUSIP No. 09064C107

Item 1. Security and Issuer

This Schedule 13D (this "Schedule") relates to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of BioForce Nanosciences Holdings, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 1615 Golden Aspen Drive, Suite 101, Ames, Iowa 50010.

Item 2. Identity and Background

This Schedule is being filed by Societe Generale Asset Management Alternative Investments, S.A., a societe anonyme (French limited liability company) formed under the laws of France ("SGAMAI"), whose principal offices are located at 170, Place Henri Regnault, 92043 La Defense, Paris, France.

The principal business activity of SGAMAI is to invest and manage investments through investment funds. SGAMAI manages and represents the fund FCPR SGAM AI Biotechnology (referred to as the "Fund"), which owns 6,524,226 shares of the Company's Common Stock and has the right to acquire an additional 3,166,666 shares of the Company's Common Stock upon the conversion or exercise of certain securities.

The (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each director and executive officer of SGAMAI are set forth on Annex A hereto and incorporated herein by reference.

During the last five years, neither SGAMAI, nor, to SGAMAI's knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the Schedule 13D dated March 17, 2006, and the amendment to that Schedule 13D dated June 20, 2008.

There have been no material changes to that information except as set forth below.

On July 21, 2008, the Fund purchased $300,000 of the Company's convertible secured promissory notes, and warrants to purchase 900,000 shares of the Company's Common Stock. The notes are convertible into one share of Common Stock for each $0.30 of note principal, subject to adjustment, making the Fund's note convertible into 1,000,000 shares of the Company's Common Stock.

Item 4. Purpose of Transaction

The July 21, 2008 transaction was for investment purposes. Although SGAMAI has no specific plan or proposal to acquire or dispose of its Common Stock, consistent with his investment purpose, SGAMAI may at any time and from time to time acquire additional Common Stock or, consistent with applicable regulations, dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of SGAMAI and/or other investment considerations.


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

CUSIP No. 09064C107

Also, consistent with the investment purpose, SGAMAI may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, SGAMAI does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j).

Item 5. Interest in Securities of the Issuer

SGAMAI owns, through the Fund, 6,524,226 shares of Common Stock, which represents 26.0% of the issued and outstanding Common Stock based on 25,116,401 issued and outstanding shares of Common Stock. SGAMAI has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, those 6,524,226 shares of Common Stock. SGAMAI has no shared power to vote or direct the vote of, or the shared power to dispose or direct the disposition of, any shares of Common Stock.

Additionally, SGAMAI has the right to acquire 1,666,666 shares of Common Stock upon conversion of convertible secured promissory notes, and 1,500,000 shares of Common Stock upon exercise of warrants.

The 6,524,226 shares of Common Stock that SGAMAI owns of record, the 1,666,666 shares of Common Stock which may be acquired by conversion of the convertible secured promissory notes, and the 1,500,000 shares of Common Stock which may be acquired upon exercise of the warrants constitutes SGAMAI's total beneficial ownership in the Company of 9,690,892 shares of Common Stock, which represents 34.3% of the issued and outstanding Common Stock.

In the 60 days prior to the date hereof, SGAMAI has not engaged in any transactions in the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.


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

CUSIP No. 09064C107

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 23, 2008                            By: /s/ Corinne Ferreire
-------------                                ----------------------------------
Date                                         Corinne Ferreire
                                             Director Adjoint du Private Equity

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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

CUSIP No. 09064C107

                                     ANNEX A

                         Business                       Position with                                       Present
Name                     Address                           SGAMAI              Citizenship                 Occupation
----                     -------                           ------              -----------                 ----------
Olivier Lecler      170, Place Henri Regnault      Directeur General (CEO)       French          Directeur General, SGAMAI
                    92043 La Defense
                    Paris, France

Fabrice Choukroun   170, Place Henri Regnault      Directeur General Delegue     French          Directeur General Delegue,
                    92043 La Defense               (Deputy CEO)                                  SGAMAI
                    Paris, France

Jean Grimaldi       170, Place Henri Regnault      Head of Department            French          Directeur du Private Equity
                    92043 La Defense                                                             SGAMAI
                    Paris, France

Corinne Ferreire    170, Place Henri Regnault      Deputy Head of Department     French          Directeur Adjoint du Private Equity
                    92043 La Defense                                                             SGAMAI
                    Paris, France


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